July 10, 2008

VIA U.S. MAIL

Ms. Sheri L. Kocen
Counsel
The Guardian Life Insurance Company of America
7 Hanover Square
New York, New York 10004

Re: The Guardian Separate Account N Initial Registration Statement
        Filed on Form N-6 (Filing Nos. 333-151073 & 811-09725)

Dear Ms. Kocen:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on May 21, 2008. For the comments that follow, page references reflect the courtesy copy page numbering, and Item references are to the Item numbers set forth in Form N-6.

1. Cover Page. Please ensure that when the final contract name is added by pre-effective amendment, it is the same as the name associated with the product's EDGAR contract identification number. Currently, the prospectus contract name uses "Benefit" in the singular while the contract name identifier uses the plural "Benefits."

2. Policy Summary (p. 2). The disclosure suggests that a contractowner's rights may be limited by the language contained in the Policy. This statement may mislead contractowners as to their rights under the securities laws. Please delete the reference to the policy or clarify that non-material variations pursuant to state law may be may be reflected in the policy document but the prospectus contains all material contract provisions.

3. What is Variable Life Insurance & How Does it Work? (p. 2). Please delete the word "generally" from the last sentence in the answer paragraph or explain the exception(s) to the Staff.

4. Fixed-Rate Option (pp. 2-3). Please clarify the statement, "GIAC guarantees your principal and interest under this option." Also, please disclose to the Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy. If there are not, please include a representation in your response letter indicating that there are no such agreements and the company will be primarily responsible for paying out any guarantees associated with the policy.

5. Do You Have Access to the Money You've Invested in Your Policy? (pp. 3-4, 16-17, 61).
a. *Alternate Net Cash Surrender Value.* This value is defined in terms of a gross number, specifically, the sum of a contractowner's fixed, variable and loan accounts. Unlike other "net" figures, it does not reflect the impact of liabilities, here the contractowner's loan obligation. Consequently, the reference to "Net" in the name is confusing. Please use the term "Alternate cash surrender value" instead or explain why including the word "net" is appropriate.

b. *Enhanced cash surrender feature.* Clarify that the benefit of this feature is the "refund of a portion of the premium charges ... paid." Also, please describe the specific circumstances in which the benefit value would be more than offset by the higher charges associated with it.

c. *Tax Risks.* Please insert the word "negative" before "tax consequences" at the end of this section. Please make the same change to similar references throughout the prospectus where appropriate.

6. *How is Your Policy Affected By Taxes? (p. 4).* The last sentence in the first paragraph under this heading is difficult to understand. Please revise. Rule 421. What is "the 10% additional tax"? If this refers to the penalty tax described on page 47, please indicate this more specifically.

7. *Transaction Fee Table (p. 6).*
a. *Premium Charge.* The table should only reflect the highest charges. If you wish to present fee variations for different years, they may be included in footnotes per General Instruction 1(f) to Item 3.

b. *Reinstatement Charge.* If the charge can be shown numerically or with less text, please do so. Consider using a presentation more like the way this charge is presented in the fee table for the product that was made effective on May 1, 2008 (File No. 333-148736).

c. *Transfer Charge.* Please move the parenthetical information from the table to a footnote.

8. *Periodic Charge Table (p. 7).*
a. *Cost of Insurance Charge.* Please round all figures to the nearest cent. See Instruction 1(a) to Item 3. If appropriate, please consider the presentation format from File No. 333-148736.

b. *Interest on Policy Loans.* Please delete the following language from the table text: "until the later of the insured's Attained Age 60 or the 10th Policy Anniversary. See footnotes for charges thereafter." Based on the footnote text, the table is sufficient with footnote numbers alone.

9. *Portfolio Fee Table (p. 8).* To conform the format to what is shown in Form N-6, please substitute the text immediately above the table header for the text in the table's first column.

10. *Underwriting (p. 10).* In the text or glossary, please define Guaranteed Issue and Simplified Issue.

11. *The Policyowner (p. 12).* Given that this is intended for corporate policyowners, please clarify the circumstances in which the policy will be issued to joint policyowners.

12. *Supplemental Face Amount at Issue (p. 13).* In the 2nd set of bullet points, please revise the 3rd bullet point to clarify that the _target_ premium for a contract with both Basic and Supplemental Face Amount will be lower.

13. *Cash Surrender Value and Net Cash Surrender Value (pp. 16-17).*
a. *Terminology.* See Comment 5(a) above.

b. *Premium Percentage on non-Policy Anniversaries.* Please explain how you apply the prior and future Policy Anniversary percentages to "adjust for the number of months that your surrender date is between these anniversaries." If an example of the calculation would be clearer, you may provide an example of this adjustment to the percentage instead.

c. *Example.* For the example highlighted in gray, please add the missing numbers so the Staff can evaluate the disclosure. We may have additional comments on the completed example.

*14. **Mortality & Expense Risk Charge (p. 24).*** Please simplify the disclosure by deleting "the current annual charge stated above plus" as the current charge is 0%.

*15. **Policy Loans (p. 31).*** The list of policy loan considerations appears to be missing the final bullet point. Please revise as appropriate.

*16. **Dollar Cost Averaging (p. 41).*** The disclosure states that you "do not currently charge for this feature." Please note that if you wish to reserve the right to charge a fee for this service, the fee must be disclosed in the fee table and discussed in the narrative section describing the charges. This same comment applies to the Automatic Portfolio Rebalancing Transfer Option feature which contains the same statement.

*17. **Electronic Services (pp. 57-58).*** Please clarify that contractowners will have the ability to request paper documents if they participate in the anticipated programs you have described. Otherwise, please disclose how such a request will be handled.

*18. **Basic Face Amount (p. 4, 60).*** Please define the acronym "NT."

*19. **Missing Disclosure.*** We note that disclosure is missing on pages 28 and 56-57 of the prospectus and page B-7 of the SAI. In a pre-effective amendment, please include the required Item 4(c) underlying fund disclosure, the "Distribution of Policies" percentage figures, and "Other Agreements" material that should appear on these pages. If the initial registration statement filing failed to include any other exhibits, financial statements and/or required disclosure, your pre-effective amendment must include that material as well.

*20. **Representations.*** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you request acceleration of this filing's effective date, also please file EDGAR correspondence acknowledging that:
· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed. Note also that although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request acceleration of the effective date of the registration statement. We will consider a written request for such acceleration as a factual confirmation that those requesting it are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

Be advised that any written communication regarding this filing must be filed on EDGAR. Written communication that is not part of a pre-effective amendment filed on EDGAR still must be submitted through the EDGAR as a correspondence filing. Hard copies of these submissions may be directed to my attention bearing the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644. (Note that the last 4 digits of the zip code are recipient specific. Please do not use this zip code unless your correspondence is directed to me as it may delay delivery.) If you have any questions about these comments or the communication procedure just described, you are welcome to call me at (202) 551-6752.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products